 Exhibit 99.1

Renren Announces Intention to Undertake Spin-Off

BEIJING, China—September 30, 2016—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced that it intends to spin off a newly formed subsidiary (“SpinCo”) that will hold the Company’s social video platform woxiu.com and most of the Company’s investments in minority stakes in privately held companies.

The spin-off is being undertaken to minimize the risk that the Company could be deemed to be an “investment company” under the Investment Company Act of 1940 by reducing the aggregate amount of investments in unconsolidated subsidiaries on the Company’s balance sheet and to unlock potential in the Company’s social video business by separating it from the Company’s social networking and internet financing businesses.

The Company plans to distribute rights, exercisable for shares in SpinCo, to the Company’s shareholders on a pro rata basis. The rights will not be transferable and may only be exercised by shareholders who are both “qualified purchasers” under the Investment Company Act of 1940 and “accredited investors” under the Securities Exchange Act of 1934. The Company will distribute cash in lieu of fractional rights and cash to holders of rights who cannot exercise or who choose not to exercise their rights.

The Company plans to distribute no less than 80% of the shares of SpinCo to shareholders that exercise rights and intends for such distribution to qualify, for U.S. tax purposes, as a tax-free distribution to the Company’s U.S. shareholders who receive shares of SpinCo in the distribution.

Following the spin-off, SpinCo will be a privately held company not subject to public company reporting requirements under the Securities Exchange Act of 1934 and not listed on any stock exchange. The Company intends to remain a public company listed on the New York Stock Exchange.

The Company will announce further details at a later date, including the record date for the rights distribution, the ratio of shares of the Company to rights, the distribution date for the rights distribution, the deadline for the exercise of the rights, and the date on which shares of SpinCo and/or cash will be distributed to holders of rights.

The spin-off is subject to the approval of SB Pan Pacific Corporation, a shareholder of the Company and an affiliate of SoftBank Group Corp., pursuant to the Company’s Amended and Restated Articles of Association.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily consumer financing and auto financing. Renren.com and our renren mobile application had approximately 236 million activated users as of June 30, 2016. “Woxiu,” which translates into “a show of your own,” is a virtual stage where musicians and performers can live-stream performances to viewers. Woxiu.com had approximately 33.6 million activated users as of June 30, 2016. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com